Exhibit 99.1

Core AI Appoints Sonali Garg, Former Meta Data Center Leader and COO of Allianca Group, to Advisory Board

Appointment strengthens execution capabilities as Core AI advances AI-ready data center platform with Allianca

MIAMI, FL — May 5, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI infrastructure and technology platform, today announced the appointment of Sonali Garg, Co-Founder and Chief Operating Officer of Allianca Group Inc. (“Allianca”), to its Advisory Board. The appointment further aligns leadership between Core AI and Allianca following their recently announced strategic joint venture to deliver AI-ready data center capacity with speed, efficiency, and scale.

Ms. Garg brings deep operational expertise in hyperscale data center development and program execution. As Co-Founder and COO of Allianca, she has overseen the delivery of more than 720 MW of mission-critical data center capacity globally and managed annual project portfolios exceeding $6 billion. Prior to Allianca, Ms. Garg held senior leadership roles at Meta Platforms, Inc., where she led program cost control and operational scaling across a data center portfolio that expanded from $2 billion to $10 billion over five years, supporting approximately 20% year-over-year capacity growth.

Earlier in her career, Ms. Garg contributed to large-scale infrastructure and database initiatives at Google, with a focus on systems architecture, analytics, and automation to drive efficiency across complex, multi-stakeholder environments. Her cross-functional experience spans finance, legal, talent, vendor management, and enterprise delivery, positioning her as a key operator in scaling next-generation infrastructure platforms.

“In a market defined by speed and execution, strategy must be built through an operator’s lens,” said Ms. Garg. “Core AI and Allianca are uniquely positioned to deliver AI infrastructure at scale, and I look forward to contributing to the Company’s strategic direction and execution discipline.”

“Core AI continues to deepen its operational bench as we scale,” said Aitan Zacharin, Chief Executive Officer of Core AI. “Sonali has operated at the highest levels of data center delivery and brings a proven ability to translate strategy into execution. Her perspective will be instrumental as we advance our AI infrastructure platform alongside Allianca.”

About Allianca Group Inc.

Allianca Group Inc. is an infrastructure advisory and execution firm singularly focused on delivering next-generation data center infrastructure at speed and scale. The firm serves as a fully integrated, turnkey owner’s representative across the complete development lifecycle from power-aware site selection and preconstruction planning through program management, construction execution, and commissioning.

Allianca’s differentiated delivery model is anchored by its Velox platform a modular, industrialized data center delivery system purpose-built to compress construction timelines, standardize deployment, improve cost predictability, and enable rapid, repeatable capacity delivery at scale. Velox represents the operational backbone of Allianca’s turnkey approach and is a central component of the joint venture’s deployment strategy.

The Allianca team brings over 40 years of combined industry experience with a demonstrated track record supporting hyperscaler environments, managing annual project portfolios exceeding $6 billion, and contributing to the delivery of more than 720 MW of mission-critical data center capacity globally.

www.allianca.group

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business.

Core AI Investor Relations

ir@coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2025, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.

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